Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of    September 2007
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: September 4, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, September 4, 2007 Page 1 of 1

12.00 PM CET / 4-Sep-2007 / Electrolux (STO:ELUX A) (STO:ELUX B) (STO:ELUX BE) (LSE:ELXB)
Electrolux to apply for deregistration with the U.S. Securities and Exchange Commission
In 2005, Electrolux de-listed its American Depositary Receipts (ADRs) from Nasdaq in response to the internationalization of capital markets and the increase in international ownership of shares on the Stockholm and London stock exchanges.
Electrolux intends to apply for deregistration with the U.S. Securities and Exchange Commission (SEC). Deregistration is expected to become effective during the fourth quarter 2007.
As a consequence of the application, Electrolux obligation to file certain reports and forms with the SEC, including the 20-F and 6-K, will be immediately suspended. Electrolux financial reports and press releases will continue to be made available in English on Electrolux website (www.electrolux.com).
Electrolux shares will continue to be listed on the stock exchanges in Stockholm and London. Electrolux has not terminated its ADR facility.
For further information contact Electrolux Media Hot line on +46 8 657 65 07
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.

Electrolux may be required to disclose the information provided herein pursuant to the Securities Exchange and Clearing Operations Act.